Exhibit 2

Press Release	21 June 2007

Medicsight Plc

(“Medicsight” or “the Company”)

First Day of Dealings

Medicsight Plc, industry leader in the development of Computer-Aided Detection (CAD) and image analysis software to assist in the early detection and diagnosis of disease, today announces the first day of trading of its Ordinary Shares on the AIM market of the London Stock Exchange (“AIM”). Collins Stewart Europe Limited is acting as Nominated Adviser and Broker. The market epic code is MDST.

Admission to trading follows a Placing of the Company’s Ordinary Shares, which raised £32 million before expenses at the Placing Price of £1.10 pence per share. The Company will have a market capitalisation of £171 million based on the Placing price

Placing and Admission Statistics

Placing Price	1.10
Number of Placing Shares to be issued pursuant to the Placing	29,090,909
Number of Ordinary Shares in issue on Admission	155,524,904
Placing Shares as a percentage of the enlarged issued share capital of the Company	18.7%
Gross proceeds of the Placing	£32,000,000
Estimated net proceeds of the Placing receivable by the Company	£30,400,000
Market capitalisation of the Company on Admission at the Placing Price	£171,077,395

As a leading developer of Computer Aided Detection software for the analysis of Computed Tomography (“CT”) scans, Medicsight helps radiologists to detect and diagnose abnormalities at the earliest possible stage and to monitor them accurately over time. Medicsight’s CAD software has been validated using one of the world’s largest and most population-diverse databases of verified CT scan data. Medicsight’s currently marketed products include ColonCAD™ and COLON CAR™, and LungCAD™ and LUNG CAR™ which aid the early detection of colorectal and lung cancer, both with significant global mortality and morbidity.

Commenting on the decision to list the Company, David Sumner, Chief Executive Officer of Medicsight, said: “We would like to thank our existing and new shareholders for their support. They have recognised the benefits of CAD technology and the substantial opportunities for Medicsight in the medical imaging market. Joining AiM will allow us to aggressively drive the sales of Medicsight’s CAD products as well as enabling us to introduce new products to the Company’s portfolio through a combination of internal R&D and acquisitions.”

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For further information:

Medicsight plc

David Sumner	+44 (0)20 7605 7950

www.medicsight.com
Collins Stewart Europe Limited

Tim Mickley	+44 (0)20 7523 8350

Jonny Sloan	+44 (0)20 7523 8302

Media enquiries:

Abchurch

Heather Salmond	Tel: +44 (0) 20 7398 7700

Mob: +44 (0) 7855 018 606

heather.salmond@abchurch-group.com

Ashley Tapp	Tel: +44 (0) 20 7398 7700

Mob: +44 (0) 7944 570 387
Ashley.tapp@abchurch-group.com

Stephanie Cuthbert	Tel: +44 (0) 20 7398 7700

Mob: +44 (0) 7843 080947

stephanie.cuthbert@abchurch-group.com	www.abchurch-group.com

Notes to editors

www.medicsight.com

Medicsight PLC is a UK-based research-driven leading developer of computer-aided detection (CAD) and image analysis software for the medical imaging market. The CAD software automatically highlights suspicious areas on computed tomography (CT) scans of the colon and lung, helping radiologists to identify, measure and analyse potential disease and early indicators of disease. Medicsight’s CAD software has been validated using one of the world’s largest and most population-diverse databases of verified patient CT scan data. Medicsight’s ColonCAD™ and

LungCAD™ software products are seamlessly integrated with the advanced 3D visualisation workstations of several industry-leading imaging equipment partners.

Medicsight operates in a multi billion dollar global medical imaging market. Radiologists expect the frequency of computed tomography procedures to grow by over 35% over the next five years (source: Frost & Sullivan research). Central to the Company’s strategy is partnering with leading 3D visualisation equipment companies to provide integrated CAD technology solutions. Medicsight has signed a number of non-exclusive agreements for the distribution of its products with Vital Images Inc., Viatronix Inc., TeraRecon, Barco and 3mensio. The Company is also in discussion with a number of other major imaging hardware companies and expects to finalise distribution agreements in Japan and Europe over the coming months

About Computer-Aided Detection

With increasingly sophisticated radiological imaging hardware such as Multi-Detector CT scanners, radiologists are facing a growing challenge in the amount of detailed patient image data that they must review for each patient examination. Some CT scan examinations generate as many as 2000 images per patient. Review of this data by the radiologist is not only time-consuming but also prone to error due to reader fatigue. CAD software can help the reviewing radiologist by analysing the image data and automatically highlighting suspicious regions of interest for closer inspection. Without CAD software some potential abnormalities or areas of disease may be overlooked. This is critical for diagnosis and the management of patient outcomes as early detection of disease greatly increases the probability of successful treatment and a positive therapeutic outcome.

About Medicsight’s CAD software

Medicsight’s ColonCAD™ and LungCAD™ software use an advanced CAD algorithm to analyse CT scans of the colon and lung and automatically highlight suspicious areas that may be indicators of disease. CAD may highlight areas easily overlooked by the reviewing radiologist, such as small lesions or regions that are hidden from view behind folds in the colon or normal structures and surrounding tissue in the lung.

Both CAD products seamlessly integrate with the advanced 3D visualisation platforms of industry-leading imaging equipment partners. The integrated systems provide sophisticated image viewing capabilities, including 3D reconstructed image data, with the added advantage of demonstrating automatic CAD findings to assist clinical end users in the detection and analysis of disease. This allows clinical end users to perform either a ‘second read’, where CAD findings are displayed to the user after completion of an initial review of the CT scan data, or a ‘concurrent read’ where CAD findings are displayed during the user’s initial review of the original CT scan images.

Since inception, Medicsight has developed close and lasting relationships with some of the world’s foremost clinicians in product related areas. This provides the Company with a wealth of clinical expertise and dedicated clinical research to support ongoing product development. Medicsight also collaborates with a number of leading academic institutions and clinical research programmes worldwide to develop the Company’s comprehensive database of population diverse verified patient CT scan data, thus allowing Medicsight’s products to be validated to the highest possible standards.

Clinical validation

Colon CAD

The Company’s Colon CAD research has focused on the accurate identification of colon polyps. A recent clinical research study showed the Medicsight ColonCARTM system to have superior detection characteristics when compared with three experienced (human) readers. Software performance has been peer reviewed and commended in a number of the leading internationally recognised medical journals.

Lung CAD

The Company’s Lung CAD research has focused on both the detection of lung lesions (nodules and cancers) and the accuracy of the CAD in automatically measuring lesions. Accurate measurement is critical for the correct diagnosis and management of lung lesions, allowing precise monitoring of lesion size to be tracked over time. This growth rate data helps radiologists both to diagnose the nature of disease and to assess the response of disease to treatment.

Clinical sites

The Company’s Colon and Lung CAD products have been in use for research and early clinical user assessment in leading healthcare institutions in Europe and the United States, including sites in the UK such as University College Hospital, London and the London Chest Hospital. Recently, this has been expanded into Asia with introduction into the National Cancer Centre, Tokyo.

The use of the Company’s products in clinical practice has seen the recent introduction of Medicsight ColonCAD into the SIGGAR1 Trial in the UK. SIGGAR1 is the largest multi-centre trial of its kind in the UK to date and compares CT colonography, optical colonoscopy and barium enema via a randomised controlled clinical trial. Medicsight ColonCAD has also been introduced into the STIC Trial in France, a similar programme investigating the medical and economic health benefits of CT colonography. In mid 2007, the first CTC colorectal cancer screening programme in Japan will commence and a key feature of this programme will be the use of Medicsight’s ColonCAD at The National Cancer Centre, Tokyo.

Having gained regulatory clearance in some of the Company’s core target markets, the Company’s products have become available for use in routine clinical practice

The Company continues to work with internationally respected medical professionals who are experts in the fields of the colon and the lung, including Prof. Steve Halligan and Dr. Stuart Taylor at University College Hospital, London and Dr. David Burling at St. Mark’s Hospital, London

About colon cancer

World Health Organisation data shows that colon cancer causes 655,000 deaths each year. If detected early enough, 90 per cent of cases can be cured. Colon cancer is one of the most prevalent cancers in western countries, and is likely to grow faster in developing countries whose populations are increasingly adopting a western diet and life style.

Many western countries operate colon cancer screening programs, and computer tomography colonography (which is an examination of the large colon using CT x-rays, often abbreviated to CTC, and also known as virtual colonoscopy) is ideally suited for population screening of asymptomatic adults.  Compared with optical colonoscopy (which is an examination of the large colon and the distal part of the small bowel with a fibre optic camera), CTC screening is less invasive, less time consuming, less costly and can be at least as effective as traditional optical colonoscopy procedures. CTC screening is becoming increasingly available in a routine clinical setting, particularly for symptomatic or screening of high risk patients.

About lung cancer

Lung cancer is the most common and deadliest of all cancers, with 1.3 million cases diagnosed worldwide each year, accounting for 17.1 percent of all global cancer deaths. The link between smoking and lung cancer has long been accepted. However, clinical research has shown that if detected early and treated, there is more than an 85 per cent chance of a ten year survival rate lung cancer.

Tim Paterson-Brown, Chairman, Medicsight PLC

Tim is President and CEO of MGT Capital Investments Inc and Chairman of Medicsight PLC. Tim obtained a BA from London University and an MA from Cambridge University. He trained as a Chartered Surveyor and qualified with Strutt & Parker. He spent the next ten years in a variety of industries ranging from entertainment to technology and was responsible for major reorganisations of a number of quoted public and private companies in North America. Upon leaving America in 2000 he went to work in Abu Dhabi, advising on international investments and property related matters, and thereafter returned to the United Kingdom where he currently resides, focusing on the global expansion of Medicsight.

David Sumner, Chief Executive Officer, Medicsight PLC

Prior to becoming Chief Executive Officer, David was responsible for the development of the global marketing platform since 2002 that provides the company with the strong brand pedigree it now enjoys within the marketplace. From 2005, David successfully set up infrastructure in China, Japan and Australia which has enabled Medicsight to evolve into one of the world’s leading healthcare companies. David’s background is in the healthcare sector. He worked for five years for the UK’s third largest pharmaceutical company, Shire Pharmaceuticals, managing a $25 million therapeutic portfolio.

Allan Rowley, Chief Financial Officer, Medicsight PLC

Allan is Chief Financial Officer of both MGT Capital Investments Inc and Medicsight PLC. Prior to joining the company in April 2006, Allan served in a corporate development role at ComMedica Limited, a United Kingdom based medical software company specialising in Picture Archiving & Communication System (“PACS”) software. In this role he worked on financing and acquisition opportunities and on commercial proposals with the sales and finance group. Before joining ComMedica, Allan was revenue controller and a director of European Finance at Bea Systems, a NASDAQ-listed US-based software company. Allan has several years of experience in public accounting in the United Kingdom and United States with Arthur Andersen and Ernst & Young, respectively. He is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Philosophy and a Bachelor of Science degree from Aberystwyth University College of Wales.

Peter Venton OBE, Non Executive Director, Medicsight PLC

Peter has over 30 years’ experience in the computing and telecommunications industry and holds several patents in the sector. He is a former Chief Executive of Plessey Radar and of GEC-Marconi Prime Contracts. Peter currently serves as the Technical Audit Chairman for the Defence Evaluation & Research Agency and joined the Board of Medicsight PLC as a non-executive director in April 2007.

Dr John Costello, Non Executive Director, Medicsight PLC

John has been a Consultant Physician in general and respiratory medicine since 1977. He practised at King’s College Hospital in London for 25 years and now practises at London’s Cromwell Hospital. He was a senior lecturer in Medicine and is now a Visiting Fellow at Guy’s, King’s and St Thomas’s School of Medicine. From 1982 until 1998, he was Director of the academic department of Respiratory Medicine. John specialises in bronchial asthma and its treatment, including collaboration with basic scientists in investigation of mechanisms. He studied at University College, Dublin and has since held appointments at a number of hospitals including Dublin’s Mater Hospital, the Royal Postgraduate Medical School, Hammersmith Hospital, the Royal Brompton Hospital in London, the University of Edinburgh and as Assistant Professor of Medicine at the University of California, San Francisco. He was Founder President of the Respiratory Medicine Section at the Royal Society of Medicine and a member of Council at the British Thoracic Society. He has published extensively in the peer-reviewed literature on lung disease, and in particular asthma, and has edited and written several books and chapters on the subject. From 2002 until 2006, John was Medicsight’s Chief Medical Officer. He is the non-executive Chairman of Capital Hospitals Limited which is rebuilding St Bartholomew’s & the Royal London Hospitals and in November 2006 became a non-executive director of Medicsight PLC.